February 24, 2025

David H. Dupuy
Chief Executive Officer
Community Healthcare Trust Incorporated
3326 Aspen Grove Drive
Suite 150
Franklin, Tennessee 37067

       Re: Community Healthcare Trust Incorporated
           Registration Statement on Form S-3
           Filed February 19, 2025
           File No. 333-285041
Dear David H. Dupuy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Tonya Mitchem Grindon, Esq.